Deuce Drone, Inc.

ANNUAL REPORT

358 St. Louis Street
Mobile, AL 36602
https://www.deucedrone.com

This Annual Report is dated September 28, 2021

BUSINESS

Company Overview

Deuce Drone is a last-mile, delivery-by-drone company based in Mobile, AL. At Deuce Drone, we are focused on making last-mile delivery cost-effective for businesses to achieve a competitive edge in today's market landscape as well as the evolving market dynamics of tomorrow. Deuce Drone offers same-day and same-hour, contactless delivery for customers at a better price, better quality, and a better impact on the environment. To do so, we are developing networks and infrastructure within communities to connect businesses to customers and businesses to other businesses. We are rapidly developing a hardware and software solution, which will allow our drones to achieve FAA-approved autonomous flight while adhering to stringent safety requirements and expanding the "last-mile" footprint of our delivery service. Collectively, we expect these efforts, when scaled and fully automated, to transform delivery services, expand the reach of businesses to customers, and revolutionize customer fulfillment.

Deuce Drone was initially organized as a Delaware limited liability company on October 14, 2019 and converted to a Delaware corporation on July 15, 2021.

Previous Offerings

We have made the following issuances of securities within the last three years:
Name: Membership Units
Type of security sold: Equity
Final amount sold: $106,500.00
Number of Securities Sold: 298,570
Use of proceeds: Initial proof of concept for automated flight and delivery.
Date: May 05, 2020
Offering exemption relied upon: Regulation CF

Name: Membership Units
Type of security sold: Equity
Final amount sold: $771,017.00
Number of Securities Sold: 773,017
Use of proceeds: Autonomous flight software development, additional drone and package designs, ground operation systems, delivery demonstrations and customer development.
Date: May 01, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year Ended December 31, 2020 (First Year of Operations)

Revenue
Revenue for fiscal year 2020 was $1,000. As this was the first year of operations, there is no prior year comparison. The $1,000 payment was recorded as revenue to clearly capture a third party payment and to start to standardize company financial formats. However, the payment was not for actual sales of goods or services or considered as an investment. It was provided by an early stage retail partner to defray development costs leading to the demonstration of an early package delivery flight proof of concept. There was no other revenue in 2020 as this was the company's first year of operations.

Cost of Sales
There are no cost of sales as the revenue received was not for the sale of goods or services.

Gross Margins
As the company recorded no cost of sales, its gross margin was $1,000 (100%). This is not an accurate reflection of future performance as the company did not record any COGS as all work was performed as Research and Development.
Expenses
The company's expenses consist of, among other things, compensation and benefits, marketing expenses, research and development costs, engineering software costs, professional services fees, fundraising fees, rent, interest expense for credit card and certain loans. This is the first year of company operations, so there are no past year or period comparables. The company had total operating expenses of $555,724 and total other expenses of $929 for total expenses in 2020 of $556,653.

Historical results and cash flows:
The Company is currently in the research and development stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected in the future because the company anticipates that it will increase spending to, among other things, hire additional development engineers, test technicians and support staff, increase marketing efforts to prepare for the launch of its services, increase the work to complete its regulatory and product certification under the Federal Aviation Regulations, and acquire assets including drones and landing systems. Past cash was primarily generated through loans from founding

members and equity investments. Our goal is to utilize the funds from this fundraising round to provide cash flows to accelerate our certification and product launch to allow revenue operations to begin in 2023 or earlier.

Liquidity and Capital Resources

The company currently maintains $10,000 to $20,000 of operating funds to support payroll and related costs for operations. Additional funds are provided as needed by shareholders through loans and convertible note vehicles.

Debt

Creditor: Rhett Ross
Amount Owed: $10,000.00
Interest Rate: 8.0%
This is an indefinite term Demand Promissory Note of $10,000 each for Rhett Ross and Philip Burton.

Creditor: Philip Burton
Amount Owed: $45,000.00
Interest Rate: 8.0%
These are indefinite term Demand Promissory Notes due to Philip Burton with no term other than the Demand Term. They are in denominations of $25,000, $10,000 and $10,000.

Creditor: The Baypointe Group, LLC
Amount Owed: $25,000.00
Interest Rate: 8.0%
This is an indefinite term, demand promissory note in the value of $25,000 and 8% interest. There are no other terms.

Creditor: NetCapital, Inc.
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2022
Convertible Note upon completion of at least a $1,000,000 raise.

Creditor: NetCapital, inc.
Amount Owed: $10,000.00
Interest Rate: 8.0%
Maturity Date: February 24, 2023
Convertible note upon completion of at least a $1,000,000 raise.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mr. Philip Burton
Mr. Philip Burton's current primary role is with Burton Property Group LLC. Mr. Philip Burton currently services He contributes less than 1 hour per week on average in his Director and Advisory Role. hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: October 17, 2019 - Present
Responsibilities: Provide strategic advice, guidance and direction for the company. He contributes such support at less than 1 hour per week and does not currently receive compensation for his role.
Other business experience in the past three years:
Employer: Burton Property Group LLC
Title: President and CEO
Dates of Service: January 01, 2011 - Present
Responsibilities: CEO

Name: Mr. Rhett Ross
Mr. Rhett Ross's current primary role is with The Baypointe Group LLC. Mr. Rhett Ross currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Founding Partner, CEO, and Director
Dates of Service: October 19, 2021 - Present
Responsibilities: Leads the company and does not currently receive any compensation for his role.
Other business experience in the past three years:
Employer: Continental Aerospace Technologies, Inc.
Title: CEO & Director
Dates of Service: November 05, 2007 - September 30, 2019
Responsibilities: Leads the company.
Other business experience in the past three years:
Employer: The Baypointe Group LLC
Title: Principal
Dates of Service: March 01, 2013 - Present
Responsibilities: Advisory and consulting.

Name: John Fanning
John Fanning's current primary role is with Netcapital Inc.. John Fanning currently services He contributes less than 1 hour per week on average in his Director and Advisory Role. hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Board of Directors
Dates of Service: October 14, 2019 - Present
Responsibilities: Board Member. John does not receive any compensation for his role.
Other business experience in the past three years:
Employer: Netcapital Inc.
Title: Chairman
Dates of Service: January 01, 2001 - Present
Responsibilities: Chairman of the Board and Strategist

Name: Ed Fienga
Ed Fienga's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer
Dates of Service: April 12, 2021 - Present
Responsibilities: Daily operations oversight including business, development and general operations. He is currently compensated at $0.00 and with an equity grant equaling 500,000 shares that vests on a set schedule per his contract. Upon the start of this Reg CF offering, he will receive an annual salary of $100,000.
Other business experience in the past three years:
Employer: Sehlke Consulting LLC
Title: Partner and Director Air Force & DoD Programs
Dates of Service: October 01, 2016 - Present
Responsibilities: Advisory as Director

Name: Cecilia Lenk
Cecilia Lenk's current primary role is with Netcapital Inc.. Cecilia Lenk currently services She contributes less than 1 hour per week on average in her Director and Advisory Role. hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Directors
Dates of Service: October 14, 2019 - Present
Responsibilities: Board Member and Advisory. Cecilia does not receive compensation for this role.
Other business experience in the past three years:
Employer: Netcapital Inc.
Title: CEO
Dates of Service: November 01, 2020 - Present
Responsibilities: Provide strategic advice, guidance and direction for the company.
Other business experience in the past three years:
Employer: ValueSetters Inc.
Title: CEO
Dates of Service: July 01, 2017 - Present

Responsibilities: Provide strategic advice, guidance and direction for the company.
Other business experience in the past three years:
Employer: LaunchVenture Group
Title: Angel Investor
Dates of Service: June 01, 2012 - Present
Responsibilities: Evaluate and invest in early stage companies.

Name: Brennan Lincoln
Brennan Lincoln's current primary role is with Code Law LLC. Brennan Lincoln currently services He contributes less than 1 hour per week on average in his Director and Advisory Role. hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Directors
Dates of Service: August 03, 2020 - Present
Responsibilities: Board Member and Legal Advisory. Brennon does not currently receive compensation for this role.
Other business experience in the past three years:
Employer: Code Law LLC
Title: Attorney at Law
Dates of Service: June 01, 2019 - Present
Responsibilities: Provide legal services to firm clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class

| Class B Common Stock | Burton Holding Company LLC | 3,000,000__ shares | 18% |
| Class B Common Stock | Reserved for Employees/Contractors | 3,480,000 shares | 20.8% |

Risk Factors

Risk Factors
The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $4,022,400 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
We may never have an operational product or service
It is possible that there may never be an operational Deuce Drone Unmanned Aerial System for Last Mile Package Delivery or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.
Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our Deuce Drone Unmanned Aerial System for Package Delivery. Delays or cost overruns in the development of our Deuce Drone Unmanned Aerial System for Package Delivery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.
You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Deuce Drone Inc. was initially formed on October 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Deuce Drone Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Deuce Drone Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any

significant disruption in service on Deuce Drone Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Deuce Drone Inc. could harm our reputation and materially negatively impact our financial condition and business.

Federal Aviation Regulations
The business model is subject to certification and regulation under the Federal Aviation Regulations (FAR). The FAR as it applies to Unmanned Aerial Systems (UAS), more commonly known as drones, is still being developed and modified. There is no guarantee that the FAR will result in rules that will allow the Deuce Drone business model or services to become approved for operation or that even if approved for operation that they will allow such operation to be done across the entire United States geographic region or profitably.

Competition
While the concept of Last Mile Package Delivery by Drone is new, Deuce Drone is developing its concept in a competitive field. There is no guarantee that Deuce Drone will develop its technology, receive FAA certification or achieve competitive success against competitors that may be better funded, more advanced in their development or better aligned with partners than Deuce Drone.

RELATED PARTY TRANSACTIONS

Name of Entity: Philip Burton
Relationship to Company: Director
Nature / amount of interest in the transaction: Philip Burton has provided a loan to the company as previously disclosed in the Indebtedness section.
Material Terms: Two Indefinite term Demand Promissory Notes in the amount of $25,000 and $10,000 respectively at 8% interest.

Name of Entity: Rhett Ross
Relationship to Company: Director
Nature / amount of interest in the transaction: $10,000.00
Material Terms: Indefinite term Demand Promissory Notes as previously disclosed in the amount of $10,000 respectively at 8% interest.

Name of Entity: NetCapital, Inc.
Names of 20% owners: NetCapital LLC
Relationship to Company: 14% shareholder in the company

Nature / amount of interest in the transaction: Convertible Note with a $50,000 value.
Material Terms: These are $50,000 and $10,000 dollar convertible notes with an 8% interest rate and a conversion term of a conversion to stock at the next capital raise in excess of $1,000,000 with a 20% discount to the purchase price of the stock at that time. Maturity Date: December 31, 2022 and February 24, 2023 respectively.

Name of Entity: The Baypointe Group, LLC
Names of 20% owners: Janelle Lee Ross (51%) and Rhett C Ross (49%).
Relationship to Company: Company minority owned by Rhett Ross and used as a holding company for investment of family money.
Nature / amount of interest in the transaction: $25,000 loan
Material Terms: Indefinite term Demand Promissory Note as previously disclosed in the amount of $25,000 respectively at 8% interest.

OUR SECURITIES

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,022,400 of Class A Common Stock.
Class A Common Stock
The amount of security authorized is 7,000,000 with a total of 0 outstanding.
Voting Rights
The holders of Class A Common Stock and Class B common stock shall vote together on all matters submitted to a vote. Each holder of Class A Common Stock has 1 vote per share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may

increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 28, 2021.

Deuce Drone, Inc.



By   /s/

Name   Rhett Ross
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Rhett Ross, Principal Executive Officer of Deuce Drone, Inc., hereby certify that the financial statements of Deuce Drone, Inc. included in this Report are true and complete in all material respects.



Rhett Ross
Principal Executive Officer



DEUCE DRONE LLC
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

DEUCE DRONE LLC

Period Ended December 31, 2020 and 2019

Table of Contents



INDEPENDENT AUDITORS' REPORT



To the Board of Managers and Management of
Deuce Drone LLC

Opinion

We have audited the accompanying financial statements of Deuce Drone LLC (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in members equity, and cash flows for the year ending December 31, 2020 and for the period from October 14, 2019 (inception) to December 31, 2019, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deuce Drone LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ending December 31, 2020 and for the period from October 14, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires outside funding and capital resources, has not yet commenced its principal operations and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Deuce Drone LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Deuce Drone LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Deuce Drone LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
June 25, 2021

DEUCE DRONE LLC

BALANCE SHEETS

December 31, 2020 and 2019

(audited)

		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	81,407	$	-
Prepaid expenses & other current assets		3,220		-
Total current assets		84,627	$	-
Property & equipment, net		36,077		-
Security deposits		500		-
Total assets	$	121,204	$	-
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	87,028	$	-
Total liabilities		87,028		-
Commitments and contingencies		-		-
Members' equity				
Membership interest units		590,829		-
Accumulated deficit		(556,653)		-
Total members' equity		34,176		-
Total liabilities and members' equity	$	121,204	$	-

See independent auditor's report and accompanying notes to the financial statements.

DEUCE DRONE LLC

STATEMENTS OF OPERATIONS

For the Year Ending December 31, 2020 and For The Period From October 14, 2019 (inception) to December 31, 2019

(audited)

	For the Year Ending December 31, 2020	For The Period From October 14, 2019 (inception) to December 31, 2019
Revenue	$ 1,000	$ -
Operating expenses		
Payroll and consulting	375,587	-
General and administrative	79,159	-
Professional fees	55,135	-
Advertising and marketing	46,843	-
Total operating expenses	556,724	
Loss from operations	(555,724)	-
Other income (expense)		
Other income	1,000	-
Interest expense	(1,929)	-
Total other income (expense)	(929)	
Net loss	$ (556,653)	$ -

See independent auditors' report and accompanying notes to the financial statements.

DEUCE DRONE LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ending December 31, 2020 and For The Period From October 14, 2019 (inception) to December 31, 2019
(audited)

	Membership Interest		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance on October 14, 2019 (inception)	-	-	-	-
Net loss			-	-
Balance on December 31, 2019	-	$ -	$ -	$ -
Units issued as compensation	12,463,281	-	-	-
Units sold via equity crowdfunding	817,576	623,506	-	623,506
Less offering costs	-	(32,677)	-	(32,677)
Net loss	-		(556,653)	(556,653)
Balance on December 31, 2020	13,280,857	$ 590,829	$ (556,653)	$ 34,176

See independent auditors' report and accompanying notes to the financial statements.

4

DEUCE DRONE LLC

STATEMENTS OF CASH FLOWS

For the Year Ending December 31, 2020 and For The Period From October 14, 2019 (inception) to December 31, 2019

(audited)

	For the Year Ending December 31, 2020	For The Period From October 14, 2019 (inception) to December 31, 2019
Cash flows from operating activities		
Net loss	$ (556,653)	$ -
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,032	-
Changes in operating assets and liabilities:		
Change in prepaids & deposits	(3,720)	-
Change in accounts payable & accrued expenses	37,028	-
Net cash used by operating activities	(521,313)	-
Cash flows from investing activities		
Purchase of property & equipment	(38,109)	-
Net cash provided by financing activities	(38,109)	-
Cash flows from financing activities		
Proceeds from related party loans	50,000	-
Net proceeds from sale of membership units	590,829	-
Net cash provided by financing activities	640,829	-
Net increase in cash and cash equivalents	81,407	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 81,407	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent auditors' report and accompanying notes to the financial statements.

5

DEUCE DRONE LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD OCTOBER 14, 2019 (INCEPTION) TO
DECEMBER 31, 2019

NOTE 1. Description of Business and Summary of Accounting Principles

Description of the Organization

Deuce Drone LLC ("Deuce Drone," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on October 14, 2019. The Company plans to solve the last mile delivery problem for brick-and-mortar retailers by designing, building and operating drone delivery systems that transform retail stores into customer fulfillment centers.
Deuce Drone's mission is to provide a cost-effective, technology-driven solution for same-day delivery to allows retailers to compete with major e-commerce players.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company's website is www.deucedrone.com.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Equity-Based Compensation

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period during which services are rendered.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company has not yet generated material revenue and all revenue to date was the result of demonstration fees as the Company markets its product and service capabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company does not have any cash equivalents at December 31, 2020 or 2019.

Property and Equipment

Property and equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on a straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service. The Company had no equipment at December 31, 2019. As of December 31, 2020, the Company's property and equipment consisted of the following:

	2020	2019
Drones	$ 26,969	$ -
Computers & Equipment	11,140	-
Total fixed assets	38,109	-
Less accumulated depreciation	(2,032)	-
Property & equipment, net	$ 36,077	$ -

During the years ended December 31, 2020 and 2019, the Company recognized $2,032 and $0 in depreciation expense, respectively, included in general and administrative expenses.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has not recorded any asset impairments.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. As of December 31, 2020 or 2019, the Company has not yet reached technological feasibility and total software development costs of approximately $349,000 have been expensed during the period, primarily consisting of contract and employee engineering/coding costs.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize right of use lease assets and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has not commenced its principal operations as of December 31, 2020, and is reliant on outside sources of funding. In addition, without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash

resources are not sufficient to fund its anticipated operating losses, capital expenditures, lease payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include: Seeking to continue to raise equity for working capital purposes. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues. Management also intends to continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results and substantial doubt remains about the Company's ability to continue as a going concern. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an

orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The carrying amounts reported in the balance sheet approximate their fair value.

NOTE 4. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Chief Executive Offices donates temporary office space as needed. On March 11, 2020, the Company agreed to be responsible for the payment of rent, departures fees and other fees for an apartment in Mobile, Alabama that is used by Company employees. The minimum monthly payments under this agreement amount to $2,900 and the Company agreed to a three-month minimum. After the initial three-month period, the lease continues on a month-to-month basis.

On March 6, 2020, the Company entered into a lease agreement for drone testing space for a 12-month term at a rate of $100 per month, for aggregate minimum future lease payments of $1,200.

NOTE 5. Debt and Related Party Transactions

During the year ended December 31, 2020, the Company entered into two separate demand promissory notes, one of which was with a Member of the Company and the other of which was with an entity controlled by a Member of the Company. The loans total an aggregate $50,000 and carry interest at 8% per annum. If the nots are not paid upon written demand from the holders, an additional 2% default interest will be applicable.

The Company has also recorded an additional $6,934 in accounts payable due to the same two related parties.

NOTE 6. Members' Equity

At December 31, 2020 and 2019, the Company had a single class of membership interest units ("Units") authorized, and no Units issued.

During the year ended December 31, 2020, the following units were issued:

 9,150,000 Units were granted to its founding members for services rendered.

5,350,000 Units were designated for consultants to provide services, of which 3,290,417 were vested and issued during the year and valued at $0 using a net asset value (NAV) valuation methodology due to the restrictions on transfer and lack of marketability of the units. The remaining units are expected to vest over the remaining average 40-month period.

500,000 Units were designated for an employee compensation pool, 185,000 of which were granted to employees and consultants during the year. Of the 185,000 shares granted, 22,865 vested during the year and valued at $0. The remaining are expected to vest ratably over the remaining average 44-month term so long as the individuals remained employed by the Company. Two individuals were not longer employed/engaged by the Company as of December 31, 2020, thus a total of roughly 43,000 units were forfeited during the period.

298,570 Units were sold via an equity crowdfunding via a Reg CF offering at $.35 per unit for gross proceeds of $104,500 received during 2020.

519,006 Units were sold in a second round of crowdfunding via a Reg CF at $1.00 per unit for gross proceeds of $519,006 received during 2020.

The Company recognized an aggregate $32,677 in offering costs associated with these equity raises, which were recognized as a reduction in overall members' equity.

NOTE 7. Subsequent Events

The COVID-19 pandemic continues to have a significant global impact and causing detrimental impacts to the logistics and supply chains. As of June 2021, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our ongoing financial condition, operations, and business plans for 2021 and the foreseeable future. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

In May 2021, the Company's second Reg CF offering closed, resulting in the aggregate sale of 252,341 units after January 1, 2021 for gross proceeds of $252,341. All amounts due to the Company from its offerings have been received in full.

The Company evaluated subsequent events through June 25, 2021, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.